UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eWellness Healthcare Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30051D 10 6

(CUSIP Number)

EVOLUTION PHYSICAL THERAPY, INC.

and

DARWIN FOGT

11825 Major Street, Culver City, CA 90230

(310) 722-6574

——————————————————————

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

(1)	NAMES OF REPORTING PERSONS EVOLUTION PHYSICAL THERAPY, INC.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF	(7)	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH	(8)	SHARED VOTING POWER 1,000,000 shares
REPORTING PERSON WITH	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,000,000 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.58%
(14)	TYPE OF REPORTING PERSON (see instructions) CO

2

(1)	NAMES OF REPORTING PERSONS DARWIN FOGT
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF	(7)	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH	(8)	SHARED VOTING POWER 1,000,000 shares
REPORTING PERSON WITH	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,000,000 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.58%
(14)	TYPE OF REPORTING PERSON (see instructions) CO

3

ITEM 1. SECURITY AND ISSUES.

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of eWellness Healthcare Corporation, a Nevada corporation (“EHC” or “the Company”). The address of its principal office is 11825 Major Street, Culver City, CA 90230.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	The names of the persons filing this Statement (the “Reporting Persons”) are:

i. Evolution Physical Therapy, Inc. (“EPT”); and

ii. Darwin Fogt (“Fogt”).

(b)	The principal business address for all of the Reporting Persons is 11825 Major Street, Culver City, CA 90230.

(c)

EPT is a California corporation. The principal business of EPT is to use licensed physical therapists to teach high intensity circuit training fitness classes.. Fogt’s principal business is as a  is a California Licensed Physical Therapist and the pricnipal place of such business is at EPT’s office.

(d)	Neither EPT or Fogt have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)

EPT and Fogt have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)	State of Organization for the Entities: California
Citizenship of Fogt: United States

ITEM 3. SOURCE OF FUNDS OR OTHER CONSIDERATION.

EPT received the shares as founding shares of the Issuer in exchange for the free rent EPT provides to the Issuer.

The Issuer rents its Culver City, CA office space from EPT. EPT verbally agreed to cancel and contribute the annual rent for the year ended December 31, 2013 towards founding the Issuer and its operations; the market value of such rent is $500 per month for 10 months, or $5,000.

ITEM 4. PURPOSE OF THE TRANSACTION.

The Reporting Persons received the shares as founding shares of the Issuer in exchange for the free rent EPT provides to the Issuer.

4

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)

The aggregate number and percentage of shares of the Issuer’s common stock (the “Common Stock”) to which this Schedule 13D relates is 1,000,000 shares of Common Stock, constituting approximately 6.58% of the Issuer’s outstanding Common Stock.  The aggregate number and percentage of shares of Common Stock reported herein are based upon the 15,200,000 shares of Common Stock outstanding as of May 6, 2014.

Fogt, as President and sole owner of EPT, may be deemed to beneficially own the shares of Common Stock beneficially owned by EPT.

(b)	Fogt has sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,000,000 shares of Common Stock reported herein.

(c)

There have been no other transactions in the shares of Common Stock effected by EPT during the past 60 days. Mr. Fogt has received additional shares in his individual capacity, as disclosed on the Schedule 13D he filed on May 12 , 2014.

(d)

No person other than EPT or Mr. Fogt have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by EPT or Mr. Fogt herein.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Issuer rents its Culver City, CA office space from EPT. EPT verbally agreed to cancel and contribute the annual rent for the year ended December 31, 2013 towards founding the Issuer and its operations; the market value of such rent is $500 per month for 10 months, or $5,000.

Mr. Fogt is the Issuer’s Chief Executive Office.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2014	EVOLUTION PHYSICAL THERAPY

/s/ Darwin Fogt
Darwin Fogt,
President

/s/ Darwin Fogt
Darwin Fogt

6